Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

	Company					Predecessor
	Years Ended December 31,				Eleven Months Ended December 31,	One Month Ended January 31,
	2011	2010	2009	2008	2007(1)	2007
	(in thousands, except ratio amounts)

Pre-tax income (loss) from continuing operations	$24,953	$(65,803)	$(93,977)	$(41,878)	$(104,722)	$(62,518)

Income from equity investees	(1,169)	(757)	(386)	(1,383)	(887)	—
Fixed charges	75,471	106,603	96,350	94,309	81,547	5,819
Amortization of capitalized interest	—	—	—	—	—	7
Capitalized interest	—	—	—	—	—	—

Total earnings	$99,255	$40,043	$1,987	$51,048	$(24,062)	$(56,692)

Interest expense(2)	$9,005	$25,653	$15,440	$13,801	$16,038	$5,345
Estimated interest within rent expense(3)	66,466	80,950	80,910	80,508	65,509	474
Capitalized interest	—	—	—	—	—	—

Total fixed charges	$75,471	$106,603	$96,350	$94,309	$81,547	$5,819

Ratio of earnings to fixed charges	1.32	N/A	N/A	N/A	N/A	N/A

Deficiency of earnings available to cover fixed charges	$ N/A	$(66,560)	$(94,363)	$(43,261)	$(105,609)	$(62,511)

(1)             Includes the operating results of Petro Stopping Centers, L.P., which has since been merged with TA Operating LLC, since our acquisition of Petro Stopping Centers, L.P., which was completed on May 30, 2007.

(2)             Includes interest expense and amortization of premiums, discounts and capitalized expenses related to indebtedness.

(3)             Estimated interest within rent expense includes one-third of rental expense, which approximates the interest component of operating leases.